Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 13, 2007

CONFIDENTIAL TREATMENT REQUESTED BY

MONOTYPE IMAGING HOLDINGS INC.

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mark P. Shuman

Re:	Monotype Imaging Holdings Inc. Registration Statement on Form S-1 File No. 333-140232

Dear Ladies and Gentlemen:

This letter is being furnished on behalf of Monotype Imaging Holdings Inc. (the “Company”) in response to comments in the letter dated February 23, 2007 (the “Letter”) from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas J. Shaw, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on January 26, 2007 and Amendment No. 1 to Form S-1 filed with the Commission on February 8, 2007. Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on April 13, 2007. For your convenience, we will supplementally provide the Staff via overnight courier four (4) copies of Amendment No. 2, which has been marked to show the changes to the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2 as marked. Copies of this letter and its attachments are being sent under separate cover to Jay Ingram of the Commission. On behalf of the Company, we respectfully request that the Staff return to us all material supplementally provided once the Staff has completed its review.

Mark P. Shuman

April 13, 2007

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

General

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

RESPONSE: The Company acknowledges the Staff’s comments and will supplementally provide a preliminary estimate of the price range to the Staff via overnight courier. The Company will provide the additional disclosures in an amendment as soon as possible in order to give the Staff sufficient time to review such additional disclosures.

Inside Front Cover and Outside Back Cover Pages of Prospectus

2. Please move the text currently appearing immediately before the table of contents to a part of the prospectus that is not subject to Rule 421(d).

RESPONSE: The Company advises the Staff that it has removed the text that appeared immediately before the table of contents.

3. Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

RESPONSE: The Company will supplementally provide the Staff via overnight courier with copies of any graphical materials or artwork that it intends to use in its Registration Statement.

Prospectus Summary

4. You state here and elsewhere in the prospectus that you are “a leading provider of text imaging solutions.” Please provide support for the claims regarding your industry position. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

RESPONSE: The Company advises the Staff that the statement that the Company is “a leading provider of text imaging solutions” is based on a number of facts, including the following:

OEM Business

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The Company has long standing relationships with consumer electronic (“CE”) device manufacturers and independent software application vendors (together, “OEMs”), and in particular laser printer manufacturers.

•	As described in more detail below, the Company estimates its fonts and font technologies were shipped in more than 50% of all laser printers shipped in 2006.

Mark P. Shuman

April 13, 2007

•

In the mobile phone market, the Company counts Nokia, Sony Ericsson and Motorola as customers. According to IDC, these three mobile phone manufacturers represent 56% of the mobile phones shipped in 2005.

•	The Company has customers in other emerging segments such as digital television.

Creative Professional Business

•	The Company’s e-commerce websites offer more than 100,000 font products and attracted over 20 million visits in 2006 from around the world.
•	Through the Monotype, Linotype and ITC typeface libraries, the Company has access to over 9,000 fonts, including such well-known names as Times New Roman, Helvetica, Frutiger and Berkeley OldStyle.

As noted above, the Company estimates that its fonts and font technologies were shipped in more than 50% of all lasers printers shipped in 2006. The Company calculated its laser printer market share using the following methodology:

According to Lyra Research, Inc., page description language (“PDL”) based printers comprise approximately 85% of the laser printer market. The Company receives quarterly or bi-annual royalty reports from its OEM customers who ship PDL-based laser printers. These reports state the number of laser printers shipped by each OEM customer in a given period of time in which the Company’s fonts and font technologies are embedded. The Company compared the 2006 laser printer volumes reported by its OEM customers to the total number of laser printers shipped worldwide in 2006 as reported by IDC. Additionally, the Company confirmed that its fonts and font technologies are embedded in all of the PDL-based printers shipped by the only OEM customer who does not report unit laser printer shipments, but for which unit volume estimates are available from IDC. Consistent with the Lyra Research data, the Company estimated that 85% of this OEM’s laser printers shipped in 2006, as reported by IDC, were PDL-based printers that, in turn, embedded the Company’s fonts and font technology.

Based on the above information, the Company was able to estimate the number of laser printers that its OEM customers shipped in 2006 that were embedded with the Company’s fonts and font technologies, as well as the Company’s estimated overall market share. The Company will supplementally provide the Staff via overnight courier with a copy of the above-referenced Lyra Research, Inc. and IDC reports.

The Company advises the Staff that the Company compares against its competitors as follows:

OEM Business

•	The Company competes in its OEM business against the internal OEM resources of individual companies. The Company would be unable make quantitative comparison to them.
•

The Company also competes with Bitstream Inc. (“Bitstream”) with respect to font and font technologies in the Company’s OEM business. According to its most recent Annual Report on Form 10-K, Bitstream had 67 employees and generated $20.2 million in revenue in 2006.

Mark P. Shuman

April 13, 2007

•

Although Bitstream has discontinued its practice of reporting revenue data by product line, the Company believes that a substantial portion of Bitstream’s revenue is derived from licensing document management type software and browser technology as well as online sales. Because the Company derives the majority of its revenue from fonts and font licensing, the Company does not directly compete with Bitstream in its OEM business.

Creative Professional Business

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The Company competes with Adobe Systems Incorporated (“Adobe”), who is also one of the Company’s partners in the font and font licensing market. According to its most recent Annual Report on Form 10-K, Adobe had annual revenue of $2.6 billion and over 6,000 employees in 2006. While the Company competes with Adobe in the font and font licensing market, Adobe derives the substantial majority of its revenue from other business categories such as software.

•	In e-commerce, the Company competes with Bitstream’s MyFonts.com website and a number of smaller foundries and free download sites. Bitstream is also one of the Company’s partners in e-commerce.
•

However, because the Company derives the majority of its revenue from customer categories where it does not directly compete with either Adobe or Bitstream, the Company does not believe additional disclosures about competitors would be helpful to potential investors.

5. We note your identification of certain customers here and elsewhere in your prospectus. Please elaborate on the basis for specifically identifying such customers.

RESPONSE: The Company advises the Staff that most of its OEM revenue in 2006 was generated by laser printer and mobile phone manufacturers. The mobile phone manufacturers identified represent the Company’s top three mobile phone customers in terms of revenue. Laser printer manufacturers Kyocera Mita and Canon are two of the Company’s top three laser printer customers in terms of revenue. [Confidential Treatment Requested by Monotype Imaging Holdings Inc.] Digital television customers JVC,

Mark P. Shuman

April 13, 2007

Sanyo, Sony and Pioneer are four of the Company’s top five customers in this category. Amino Communications, which has been added to the Company’s customer list, and Cisco (Scientific Atlanta) are the Company’s two top customers in terms of revenue in the set-top box manufacturer category.

The Company advises the Staff that its creative professional revenue is generated from thousands of customers. The Company chose to identify certain customers based on the magnitude of such customers’ contribution to its creative professional revenue or to highlight customers who represent a variety of industries.

6. In light of the significant share of your revenues afforded by international sales, please make such disclosure in your summary. Provide contextual information that will explain the industry conditions or contractual relationships that result in a large proportion of your revenues from sales outside the United States.

RESPONSE: The Company advises the Staff that page 2 of the Registration Statement has been revised in response to the Staff’s comment.

7. Please expand the text on page 3 to include a materially complete description of the economic terms of the transaction in which Agfa Monotype was purchased from its parent. The summary should provide a concise overview of the fundamentals of the leveraged buyout, including how the transaction was financed, an identification of the purchasers in the transaction, their relative interests and the contributions of the investors. Please also provide an overview of the subsequent refinancing and the impact that the refinancing had on the equity and debt funding parties. The discussion in the summary, should not be a recitation of more detailed information you provide in the body of the filing, such as the text at page 51. Ensure that the discussion in the body of the provides a materially complete discussion of the purchase transaction and the refinancing, including the roles of the funding parties and that management group at each stage of the transaction, and their relative interests.

RESPONSE: The Company advises the Staff that page 3 of the Registration Statement has been revised in response to the Staff’s comment.

8. Please also clearly disclose the dollar amounts that each equity funding party and the management group has provided in exchange for the equity interests in the company they will hold at the time of the offering, and compare the aggregate and per share amounts that they will have paid for those equity interests with the implied value of those shares, using the estimated offering price.

RESPONSE: The Company advises the Staff that page 3 of the Registration Statement has been revised in response to the Staff’s comment.

Mark P. Shuman

April 13, 2007

Summary Consolidated Financial and Other Data, pages 6 and 7

9. We note your presentation here, and elsewhere in the prospectus, of the combined results for the predecessor and successor entities for 2004 in a single measure labeled “Pro Forma Combined Predecessor and Successor.” We also note your discussion in management’s discussion and analysis comparing the combination of successor and predecessor operations for 2004 to both the successor results of operations for 2005 and operations of the predecessor for 2003. Tell us, in detail, the reasons why you believe that this presentation is sufficiently meaningful to outweigh the potential limitations of an analysis of entities having different cost basis in net assets and why a presentation different from that included in the audited financial statements is warranted.

RESPONSE: The Company believes that the pro forma combined information is sufficiently meaningful because it is critical for potential investors to readily identify and evaluate operating trends in the Company’s financial performance that would not be apparent or that could be incorrectly calculated if presented separately. Key trends, such as revenue growth and increases in operating expenses, other than amortization of acquired technology and other intangible assets, were not impacted by purchase accounting of Imaging Acquisition Corporation’s acquisition of Agfa Monotype Corporation. For example, the trend for revenue without combination of the 2004 predecessor and successor periods would show revenue increasing from $47.7 million in 2003 to $52.0 million for the 2004 predecessor period, decreasing to $13.0 million for the 2004 successor period, then increasing to $73.8 million in 2005 and $86.2 million in 2006. By combining the predecessor and successor periods in 2004, the trend for revenue will show revenue increasing from $47.7 million in 2003 to $65.0 million in 2004 to $73.8 million in 2005 and $86.2 million in 2006. This demonstrates how the Company has grown in the past three years. The Company believes that showing a decline in revenue for the 2004 successor period could be confusing to a potential investor.

10. We note that you have excluded transaction bonus expense from your computation of 2004 EBITDA and present this measure as “Adjusted EBITDA.” Tell us how you considered the guidance in the applicable portions of Questions 10 and 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures in determining to label this non-GAAP measure “Adjusted EBITDA”.

RESPONSE: The Company advises the Staff that the Company believes investors will find “Adjusted EBITDA” to be useful in analyzing the Company’s performance and trends and also for purposes of evaluating the Company’s compliance with its debt covenants. “Adjusted EBITDA” includes the add-back of the transaction bonus charge associated with the sale of the Company in 2004, which was a one time event and to date no such similar transaction has occurred or is expected to occur. At the time of the original negotiation of the First and Second Lien Credit Facilities, the transaction bonus was excluded from the calculation of the preceding twelve-month EBITDA under the restrictive covenants. The inclusion of the transaction bonus would make the 2004 predecessor and successor periods more difficult to compare to the other periods presented in the Registration Statement. The Company is currently renegotiating the terms of its First Lien Credit Facility. The presentation in the Registration Statement is consistent with the covenants that the Company will be subject to pursuant to the amended credit facility. Accordingly, the Registration Statement has been revised to

Mark P. Shuman

April 13, 2007

exclude stock-based compensation from the calculation of “Adjusted EBITDA.” The Company notes that this presentation is consistent with the presentation contemplated by question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures and that, in accordance with question 10, the Company will quantify its EBITDA covenant in a future filing once the covenant is determined. The Company also advises that the inclusion of Adjusted EBITDA will provide investors with important visibility into its compliance with important debt covenants.

The Company advises the Staff that it has used the title “Adjusted EBITDA” in order to clearly differentiate the measure from “EBITDA,” and has provided a reconciliation on page 7 of the Registration Statement that identifies the adjustments that were made to calculate Adjusted EBITDA. To make the disclosure more meaningful and clearer to a potential investor, the Company advises the Staff that it has changed its presentation to include a reconciliation of Adjusted EBITDA to EBITDA.

Unaudited Pro Forma Consolidated Statements of Income, page 31

11. Revise your filing to include the number of shares used to compute the historical primary and fully diluted per share data of Monotype and the number of shares used to compute the primary and fully diluted pro forma per share data. We refer you to Article 11-02(b)(7) of Regulation S-X.

RESPONSE: The Company advises the Staff that page 35 of the Registration Statement has been revised to include the number of shares used to compute the historical primary and diluted per share data of the Company and the number of shares used to compute the primary and diluted pro forma share data in response to the Staff’s comment.

Management’s Discussion and Analysis, page 35

Stock Based Compensation, page 41

12. We note your disclosure that effective March 31, 2006, you “engaged an independent third party to perform an analysis of

[y]our common stock price as of the last business day in each quarterly period.” For each grant or issuance date in 2006, clarify whether you obtained contemporaneous or retrospective valuations performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. To the extent that you did not obtain contemporaneous valuations, tell us and revise to disclose the following information for each issuance of equity instruments during 2006:

•	Discuss the specific assumptions and methodologies used in determining the fair value of the underlying common stock;
•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and

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April 13, 2007

•	Identify the valuation alternative selected and the-reason you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

RESPONSE: The Company advises the Staff that it made grants of options on February 16, July 14, September 30 and December 31, 2006, each a “legal grant date”. As of each such date, the grantee had been identified, the number of shares underlying each option had been fixed and the grant approved. For each such grant, the exercise price was set at the fair market value on the date of such grant and, other than with respect to the February 16, 2006 grants, such fair market value was based on a valuation report from an unrelated valuation specialist which was received after the legal grant date. With respect to the February 16, 2006 grants, the exercise price was determined by the Board of Directors of the Company on March 2, 2006. The Company received the valuation report with respect to the July 14, 2006 grants on October 3, 2006, with respect to the September 30, 2006 grants on October 24, 2006 and, with respect to the December 31, 2006 grants on January 10, 2007. The Company uses the date that it received the applicable valuation report as the grant date for accounting purposes. As such, the Company included intrinsic value in each of the options to reflect the passage of time from the legal grant date to the accounting grant date.

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February 16th Grants. Options to purchase 21,738 shares of the Company’s common stock at an exercise price of $6.78 per share were granted on February 16, 2006 to non-management employees. In determining the fair market value for such options, the Board of Directors reviewed a report prepared by management that used a valuation methodology based on that used by TA Associates, Inc. when the Company was purchased from Agfa Monotype on November 5, 2004. The methodology used by management was as follows:

(1) The gross value of the business is equal to earnings before interest, tax, depreciation and amortization (“EBITDA”) for the most recent twelve months multiplied by 6.8. The Company used 6.8 because it was the acquisition multiple used by TA Associates, Inc. to value the Company when it purchased the Company and was used by the Company’s predecessor to determine the fair market value for stock options granted for the year subsequent to the acquisition.

(2) Add to or subtract from the gross value the Company’s net working capital as of the date of the determination.

(3) Subtract from the gross value the balance of any bank debt which has preference over common stock in the event of a liquidation.

(4) Subtract from the gross value the balance of any preferred stock which has preference over common stock in the event of a liquidation.

Mark P. Shuman

April 13, 2007

(5) Discount the value as determined in the steps (1)-(4) to reflect the fact that there was no available market for the common stock by a discount factor of 30%.

(6) Discount the value as determined in steps (1)-(5) to account for business conditions as of the date of determination. This discount was 15% from December 31, 2004 through September 30, 2005 to account for continued pricing pressure and anticipated slower growth. This discount for the December 31, 2005 valuation was increased to 25%, to take into account the entry of a competitor to the market, the renegotiation of a major account contract with less favorable terms and a delay in negotiating an intellectual property license with a major supplier during that period. As a result the Company determined that business conditions had deteriorated and the discount should be increased.

(7) Divide the value as determined in steps (1)-(6) by the number of fully diluted shares outstanding based on total issued shares plus unexercised stock options for the fair market value per share.

As mentioned above, with respect to the February 16, 2006 grants, the exercise price was determined by the Board of Directors on March 2, 2006, the grant date for accounting purposes. The Board of Directors determined that the fair market value of the Company’s common stock as of December 31, 2005 was the same as the fair market value of the stock on February 16, 2006 because no significant events that would affect the Company’s value, such as milestones, had occurred during the period between these dates.

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July 14th Grants. Options to purchase 16,839 shares of the Company’s common stock at an exercise price of $16.29 per share were granted to non-management employees on July 14, 2006. Based on a report received from a valuation specialist on October 3, 2006 with respect to the fair market value of the Company’s common stock as of June 30, 2006, the Board of Directors determined that the fair market value of the Company’s common stock as of June 30, 2006 was $16.29. The Board of Directors also determined that the fair market value as of July 14, 2006 was the same as the fair market value of the stock on June 30, 2006 because no significant events that would affect the Company’s value, such as milestones, had occurred between those dates.

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September 30th Grants. Options to purchase 248,150 shares of the Company’s common stock at an exercise price of $25.72 per share were granted to management and non-management employees on September 30, 2006. Based on a report received from a valuation specialist on October 24, 2006 with respect to the fair market value of the Company’s common stock as of September 30, 2006, the Board of Directors determined that the fair market value of the Company’s common stock as of September 30, 2006 was $25.72.

Mark P. Shuman

April 13, 2007

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December 31st Grants. Options to purchase 22,250 shares of the Company’s common stock at an exercise price of $34.00 per share were granted to management and non-management employees on December 31, 2006. Based on a draft report received from a valuation specialist on January 10, 2007 with respect to the fair market value of the Company’s common stock as of December 31, 2006, the Board of Directors determined that the fair market value of the Company’s common stock as of December 31, 2006 was $34.00.

The Company also issued 15,000 shares of restricted stock to a non-employee director on March 26, 2006 at $6.78 per share, which price was below the then current fair market value of the Company’s common stock. The difference between the then current fair market value of $12.42 and $6.78 is being recognized over the vesting period of such restricted sock.

The Company is supplementally providing the staff with copies of each of the foregoing valuation reports.

13. If you choose to refer to a third party valuation specialist you should identify the specialist and include the required consent in accordance with Section 436(b) of Regulation C.

RESPONSE: The Company advises the Staff that pages 44-45, 83, 88 and F-17 of the Registration Statement have been revised to remove the reference to the valuation specialist in response to the Staff’s comment.

Liquidity and Capital Resources, page 51

14. We note your disclosures surrounding the cash flows from operating, investing, and financing activities. Tell us how you considered Item 303 of Regulation S-K and Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release No. 34-48960) regarding your MD&A disclosures. In this regard, note that when preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows.

RESPONSE: The Company advises the Staff that it has reviewed Item 303 of Regulation S-K and the guidance in Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release No. 34-48960), and has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosures to more fully address material changes in underlying drivers.

15. With respect to any material loan covenants that will be in effect following the application of offering proceeds to reduce debt, you should disclose the material loan covenants in quantified terms. Please consult section IV.C of Release 33-8350 for guidance on whether and when disclosure of this type is necessary or appropriate.

Mark P. Shuman

April 13, 2007

RESPONSE: The Company advises the Staff that page 52 of the Registration Statement has been revised in response to the Staff’s comment. The Company further advises the Staff that once the renegotiation of its credit facility is concluded, it will disclose the material loan covenants in quantified terms.

Business, page 58

16. We note your discussion of “adjusted EBITDA” on page 59 and “adjusted EBITDA margins” on page 62. Tell us how your presentation of these non-GAAP measurements meets the requirements of Item 10(e) of Regulation S-K.

RESPONSE: The Company advises the Staff that it has removed the discussion of “adjusted EBITDA” from page 61 of the Registration Statement and “adjusted EBITDA margins” from page 64 in response to the Staff’s comment.

Industry Overview and Market Opportunity, page 59

17. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections and statistics. To the extent you rely on market analyses, such as those generated by IDC and Gartner, please disclose the date of the cited report and whether the source is available for no charge or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics.

RESPONSE: The Company advises the Staff that it relied on the following IDC reports in generating statistics and the projection charts used in the Registration Statement:

1.	Worldwide LCD TV 2006-2010 Forecast and Analysis: Market Maturation; May 2006.
2.	Worldwide Plasma Display Panel 2006-2010 Forecast and 2005 Vendor Shares: A Flat-Out War; June 2006.
3.	Worldwide and US Digital Pay TV Set-Top Box 2006-2010 Forecast; November 2006.
4.	Worldwide Mobile Phone 2006-2010 Forecast Update: December 2006.
5.	Worldwide Digital Camcorder 2006-2010 Forecast and 2005 Vendor Shares; August 2006.
6.	Worldwide Digital Still Camera 2006-2010 Forecast Update; September 2006.
7.	Worldwide Quarterly Hardcopy Peripherals Tracker; December 2006.

The Company will supplementally provide the Staff via overnight courier a copy of the above referenced reports, which are available from IDC for a fee ranging from $2,000 to $7,000 per individual report, and the consent received from IDC to use such reports.

The Company advises the Staff that its understandings, beliefs, estimates and opinions, unless otherwise cited, are based on the Company’s experience with its customers and the trends that it sees in the market.

Mark P. Shuman

April 13, 2007

The Company advises the Staff that it has revised page 62 of the Registration Statement to include the report dates for the IDC data.

Our Customers, page 65

18. Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

RESPONSE: The Company advises the Staff that page 68 of the Registration Statement has been revised to include a cross-reference to Note 15 of the Notes to Consolidated Financial Statements on page F-38 of the Registration Statement in response to the Staff’s comment.

19. Please advise us of all the countries in which you operate and do business. In the response letter, include a list of all the countries where you have made sales during the most recent three fiscal years and subsequent period.

RESPONSE: The Company advises the Staff that it currently operates and conducts business in the following countries: United States, Japan, Germany, the United Kingdom and China.

The Company advises the Staff that it has made sales in the following countries in the most recent three fiscal years and subsequent period: Afghanistan, Albania, Andorra, Antigua and Barbuda, Argentina, Australia, Austria, Bahamas, Bahrain, Barbados, Belgium, Belize, Bolivia, Bosnia and Herzegovina, Brazil, Bulgaria, Canada, Cape Verde, Chile, China, Colombia, Comoros, Costa Rica, Croatia, Cyprus, Czech Republic, Democratic Republic of the Congo, Denmark, Ecuador, Egypt, El Salvador, Estonia, Federated States of Micronesia, Finland, France, Georgia, Germany, Ghana, Greece, Guatemala, Haiti, Honduras, Hungary, Iceland, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Jordan, Kenya, Kuwait, Latvia, Lebanon, Liechtenstein, Lithuania, Luxembourg, Malawi, Malaysia, Maldives, Malta, Mauritius, Mexico, Monaco, Morocco, Netherlands, New Zealand, Nicaragua, Nigeria, Norway, Oman, Pakistan, Panama, Peru, Philippines, Poland, Portugal, Puerto Rico, Qatar, Republic of Macedonia, Romania, Russian Federation, Saint Vincent and the Grenadines, San Marino, Saudi Arabia, Senegal, Serbia and Montenegro, Singapore, Slovakia, Slovenia, South Africa, South Korea, Spain, Sri Lanka, Suriname, Sweden, Switzerland, Taiwan, Thailand, Trinidad and Tobago, Turkey, Ukraine, United Arab Emirates, United Kingdom, Uruguay, United States of America, Uzbekistan, Venezuela, Vietnam and Yemen.

The Company advises the Staff that with respect to its acquired subsidiaries, the above list of countries only includes sales that occurred while owned by the Company.

20. Tell us whether one or more of your customers accounted for 10% or more of your revenues in 2006. Please keep in mind that your agreements with these customers might need to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B).

Mark P. Shuman

April 13, 2007

RESPONSE: The Company advises the Staff that there are no customers who individually accounted for 10% or more of the Company’s revenues in 2006.

Intellectual Property, page 66

21. We note disclosure indicating that you maintain license agreements with AGFA, Gevaert N.V., Microsoft and Adobe. To the extent material, please elaborate, in this section or elsewhere, on the intellectual property and/or technology that you license from these third parties as well as others. Please discuss whether the third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

RESPONSE: The Company advises the Staff that none of its third-party license agreements are material to its business, either because the technology licensed under such agreement does not contribute materially to the Company’s revenue or because the same technology, or a replacement technology, has been or can be obtained from another licensor on terms, financial and otherwise, that would not be materially different than those of the Company’s current license agreements. The license fees to be paid for the licensed technology pursuant to those agreements may not be increased during the term of the applicable license agreement. Generally, these license agreements may be terminated by the non-breaching party upon a breach of the license agreement.

Management, page 68

22. Please clarify whether the independence standards of the applicable listing standard apply to any of the board committees you describe other than the audit committee. If so, please clarify whether the directors serving on these committees meet the applicable independence standards. If so, identify the directors that do not meet this standard. See Item 11(n) of Form S-I and Item 407(a) of Regulation S-K and Section IV of SEC Release 33-8732A.

RESPONSE: The Company advises the Staff that pages 76-77 of the Registration Statement have been revised in response to the Staff’s comment.

Executive Compensation and Compensation Discussion and Analysis, page 76

23. We note disclosure that indicates that particular compensation arrangements have the goal of aligning your executives’ interests with those of your stockholders. Revise to clarify your disclosure of this concept so that shareholders will have a clear sense of how your executive compensation programs will be, or have been, designed with this objective in mind. In this regard, refer to disclosure on page 77 and revise to indicate whether or not the compensation committee has moved forward with its investigation of the appropriateness of a requirement that executive officers maintain specified equity ownership levels or; alternatively, whether the company should institute an ongoing equity compensation program that is linked to

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April 13, 2007

achievement of pre-approved performance goals. As you disclose, this determination would appear to have any impact on the above-referenced concept.

RESPONSE: The Company advises the Staff that pages 82-84 of the Registration Statement have been revised in response to the Staff’s comment.

24. We note disclosure regarding “an equity grant policy that formalizes how [you] grant equity” by setting parameters on the schedule of equity grants, the pricing of awards, and the methods for approval of grants. Please revise to provide a materially complete description of the terms under which equity grants will be made under this policy. In addition, disclose whether this policy has been formalized in writing and tell us what consideration, if any, you have given to filing a version of this equity grant policy as an exhibit pursuant to Item 601(b)(10)(iii).

RESPONSE: The Company advises the Staff that pages 79-84 of the Registration Statement have been revised in response to the Staff’s comment. The Company advises the Staff that the Equity Grant Policy was formalized in writing and has been included as an exhibit to the Registration Statement.

25. You indicate that the cash compensation for a given executive officer has been at approximately the 50th to the 75th percentile for that position within the Monotype Peer Group. Identify the companies that comprise the Monotype Peer Group and the basis for their inclusion as comparable companies for purposes of the company’s executive compensation regime.

RESPONSE: The Company advises the Staff that page 80 of the Registration Statement has been revised in response to the Staff’s comment.

26. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their cash bonuses under the Executive Compensation Plan. Please tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

RESPONSE: The Company advises the Staff that page 81 of the Registration Statement has been revised in response to the Staff’s comment to provide targets to the extent those targets are tied exclusively to quantitative results. The Company notes that most of the targets to be achieved are either non-quantitative or quantitative goals which are specifically tied to sensitive business objectives on an individual by individual basis. More specifically, those targets are confidential commercial and financial performance goals that, if disclosed, would provide the Company’s competitors with a roadmap to the Company’s strategic plans, including product development, customer initiatives and product and process improvements and innovations. For example, one such goal identified a specific prospective customer of the Company and the terms under which the Company sought to enter into an agreement. Another goal identified specific

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improvements that the Company intended to make to certain of its font technologies. Disclosure of such information would result in substantial competitive harm to the Company. In response to the Staff’s comment with respect to how difficult it will be for the executive officers or how likely it will be for the Company to achieve these target levels or other factors, the Company advises the Staff that page 81 of the Registration Statement has been revised.

27. It is not clear how each compensation component and your decisions regarding these elements fit into the registrant’s overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). Please revise as appropriate.

RESPONSE: The Company advises the Staff that pages 79-84 of the Registration Statement have been revised in response to the Staff’s comment.

Grants of Plan-Based Award, page 82

28. It is not clear why you have not provided disclosure in columns (c)-(h) of the grants of plan-based awards table as required by Item 402(d) of Regulation S-K.

Please advise us in this regard. At the least, it appears that your non-equity incentive compensation plans would require disclosure of the type of information specified in the item requirement.

RESPONSE: The Company advises the Staff that it did not grant any non-equity incentive awards during 2006. The Company most recently awarded non-equity incentive awards in December 2005, for fiscal year 2006, and January 2007, for fiscal year 2007. In addition, the Company did not grant any equity incentive awards in 2006 pursuant to an incentive plan.

Transaction Bonus, page 86

29. With respect to the transaction bonus paid to Mr. Seguin in 2006, please tell us the basis upon which you conclude that this amount is not properly reportable in column (d) of the summary compensation table.

RESPONSE: The Company advises the Staff that the transaction bonus paid to Mr. Seguin was pursuant to a letter agreement between the Company and Mr. Seguin which stated that Mr. Seguin was entitled to payment of a transaction bonus upon a change of control of the Company in connection with the Company’s acquisition from Agfa Monotype on November 5, 2004, provided that Mr. Seguin remained employed with the Company until July 2006. Mr. Seguin’s transaction bonus was not being used as an incentive or reward with respect to Mr. Seguin’s personal performance. Accordingly, the Company believes that the transaction bonus is properly reported as “All Other Compensation” in column (i) of the summary compensation table.

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April 13, 2007

Certain Relationships and Related Party Transactions, page 95

30. Please disclose whether the Related Person Transaction Approval Policy is in writing and, if not, how such the policy is evidenced. Please see Item 404(b)(iv) of Regulation S-K.

RESPONSE: The Company advises the Staff that the policy is in writing and page 76 of the Registration Statement has been revised in response to the Staff’s comment.

Principal And Selling Stockholders, page 99

31. Please provide appropriate Item 507 of Regulation S-K information with respect to the secondary offering being registered on behalf of selling securityholders. In doing so, please remember to disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please tell us whether any of the selling securityholders are broker dealers or affiliates of broker dealers.

RESPONSE: The Company advises the Staff that pages 104-106 of the Registration Statement have been revised in response to the Staff’s comment. The Company will provide the remaining requested disclosure in a subsequent amendment to the Registration Statement for the Staff’s review prior to circulating any copies of the Registration Statement or preliminary prospectus once the selling stockholders have been identified.

The Company advises the Staff that the following selling stockholder is an affiliate of a broker dealer:

•

TA Associates, Inc.—High Street Partners, L.P., (“High Street”), an investment limited partnership comprised of the Managing Directors and Principals of TA Associates, Inc., holds a less than five percent interest in UNX Holdings, Inc. (“UNX Holdings”). UNX, Inc., a Delaware corporation, a wholly-owned subsidiary of UNX Holdings, is a registered broker-dealer and a member of the NASD. High Street also holds a less than five percent interest in America’s Growth Capital Holdings, LLC (“AGC Holdings”). America’s Growth Capital, LLC, is a wholly-owned subsidiary of AGC Holdings and is a registered broker-dealer and a member of the NASD. Each Managing Director and Principal of TA Associates, Inc. has an interest in the profits of the investment funds associated with TA Associates, Inc.

Financial Statements of Monotype Imaging Holdings Inc.

32. We note that your convertible redeemable preferred stock automatically converts upon the completion of an initial public offering. Revise to present an unaudited pro forma balance sheet, giving effect to the change in capitalization but excluding other effects of the offering, next to the most recent historical balance sheet. In addition, to the extent that the conversion will materially impact earnings applicable to common shareholders, unaudited pro

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forma basic and diluted EPS for the latest year and any interim period should be presented giving effect to the conversion.

RESPONSE: The Company advises the Staff that it has revised the Registration Statement to present an unaudited pro forma consolidated balance sheet on page F-3 and an unaudited consolidated statement of convertible redeemable preferred stock and stockholders equity (deficit) on page F-6 that gives effect to the change in capitalization but excludes other effects of the offering. In addition, the Company has revised page F-4 to present unaudited pro forma basic and diluted earnings per share (“EPS”) for the latest year, giving effect to the conversion.

Consolidated Statements of Operations, page F-5

33. We note your presentation of a single line item for amortization of intangible assets as a separate expense category and your disclosures on pages 37 and F-13 that amortization of acquired technology is not included in cost of sales. This separate expense category also appears to include amortization of intangible assets not related to cost of revenue. Revise your consolidated statements of operations to include the amortization of acquired technology as a cost of revenue or tell us why such revision is not necessary. Refer to FASB Staff Implementation Guide, SFAS 86, Question 17.

RESPONSE: The Company advises the Staff that the Registration Statement has been revised to reflect the amortization of acquired technology as a cost of revenue in response to the Staff’s comment. The Company has presented cost of revenue-amortization of acquired technology as a separate line item in the consolidated statements of operations to assist a potential investor in understanding the individual significance of the amounts presented.

34. We note that you include product revenue and service revenue in a single line item in your statements of operations (i.e. royalties, font licenses, custom font design services). We also note similar presentation of cost of revenue. Tell us how you considered presenting. separate line items for revenue earned from the sale of products and services, as well as cost of revenue, in your consolidated statements of operations. Refer to Rule 5-3(b)(1) and (2) of Regulation S-X.

RESPONSE: The Company advises the Staff that product revenue and service revenue and related costs of revenue have been included in a single revenue line item and a single cost of revenue line item in the Company’s consolidated statements of operations because in no period presented has service revenue exceeded 10% of gross revenue.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-12

35. We note your risk factor disclosure on page 9 indicating that you “have in the past, and may in the future, need to lower your license fees to preserve customer relationships...”

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Tell us how your accounting policies for revenue recognition take into account any practices of discounting or situations in which concessions are offered to customers. In this regard, explain why you believe that the arrangement fee is fixed or determinable when you intend to lower you fees. Tell us what consideration you have given to expanding your disclosures to include a description of your discounting and concession policies and the impact of such policies on the timing of your revenue recognition.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that page 9 of the Registration Statement has been revised to clarify the risk factor disclosure. The Company further advises the Staff that it does not lower license fees during the term of a contract, except pursuant to the terms of such contract. The referenced risk factor on page 9 of the Registration Statement refers to the possibility that fees may be lowered at the end of the term of a contract and when entering into a new contract in order to retain the customer. Accordingly, at the time the fee may be lowered, the arrangement fee is fixed or determinable.

36. We note your disclosure that creative professional revenue is derived from font licenses and from custom font design services. Tell us more about the nature of these services and how you have evaluated them in applying the guidance of SOP 97-2. In this regard, tell us how you considered paragraphs 7 and 69 of SOP 97-2 when concluding on the appropriate accounting for these software license arrangements.

RESPONSE: The Company advises the Staff that custom font design service revenue comprises less than 1% of its annual revenues. As the Company’s custom font design services usually involve the creation of a new font design or significant modification of an existing one, and do not meet the definition of off-the-shelf software as defined by paragraph 69 of SOP 97-2, such arrangements are accounted for as construction-type contracts in accordance with paragraph 7 of SOP 97-2. The Company evaluates each such contract individually, based on all of the terms of the contract, including the duration of the project, the acceptance criteria for the deliverables, the milestones to be met and the schedule of delivery. The Company generally recognizes such revenue under the completed contract method in light of the short-term nature of the vast majority of the projects. Where such contracts include custom font design services and license fees, no revenue would be recognized prior to delivery and acceptance (as applicable based upon the terms of the contracts) of the customized software.

37. Your disclosures suggest that your various arrangements may include multiple elements. In addition, it is unclear whether you provide post-contract customer support (PCS). Tell us and revise your revenue recognition policy to describe your consideration of paragraph 9 of SOP 97-2 in identifying the individual elements included in your arrangements. Your disclosures also indicate that you may enter into separate arrangements to provide products and services with the same entity. Tell us whether such arrangements are evaluated as a single arrangement for purposes of identifying the elements of an arrangement. Refer to AICPA TPA 5100.39. Describe your allocation of the arrangement fee to the individual elements in an arrangement and how you determined vendor-specific objective evidence (VSOE) for each element. Explain how your determination complies with paragraphs 10 and 57 of SOP 97-2.

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April 13, 2007

RESPONSE: The Company advises the Staff that while it provides post-contract customer support (“PCS”) in the form of maintenance and support agreements, revenue recognized from arrangements that include PCS are less than $1 million annually, or approximately 1.1 % of revenue in 2006. The Company advises the Staff that it has concluded that, with exception of one type of arrangement discussed below, the criteria for establishing vendor specific objective evidence (“VSOE”) has not been met due to the inconsistency of pricing of the PCS offering specified within the contracts. As a result, the fees on these arrangements are typically not allocated to the individual elements, and revenue from substantially all contracts that include PCS is deferred and recognized over the period of the maintenance and support agreement.

The Company has determined that the criteria for establishing VSOE has been met with respect to a specific type of arrangement within its display imaging market because the Company has established consistency of pricing for this type of arrangement. For these contracts, the Company has allocated the fees between PCS revenue and license revenue based on the residual method. However, total revenue from such contracts amounted to less than $200,000 per year for each year presented.

38. We note that cost of sales includes font license fees paid for certain fonts that are owned by third parties. Confirm that you are recognizing revenue from such resales on a gross basis and tell us the significance of such revenue in each of the periods presented. Tell us how you determined that gross presentation is appropriate by describing your consideration of each of the indicators set forth in paragraphs 7 and 17 of EITF 99-19 along with your assessment of the relative strength of each indicator.

RESPONSE: The Company advises the Staff that based on its assessment of the indicators set forth in paragraphs 7 and 17 of EITF 99-19, the Company recognizes revenue from sales of fonts owned by third parties on a gross basis. Specifically, for all of its sales, the Company is solely responsible for fulfillment, including acceptability of the product(s) ordered or purchased by its customers. Further, the Company, rather than its suppliers, fully assumes all credit risks for all of its sales, which indicates that the Company is not an agent of the supplier. Therefore, the Company believes it appropriately records revenue from sales of fonts owned by third parties on a gross basis.

39. Tell us the nature of amounts included in deferred revenue, including the reasons for significant changes in this balance between 2004 and 2005. Expand your disclosures to include discussion of your accounting policies with regard to arrangements giving rise to deferred revenue, including the timing of subsequent revenue recognition.

RESPONSE: The Company advises the Staff that deferred revenue consists primarily of prepayments from customers against future royalties. Pursuant to the terms of the Company’s license agreements with its customers, the Company’s customers periodically provide it with royalty reports to inform the Company of their sales activities. The Company utilizes these royalty reports to determine the appropriate amount of revenue to be recognized. As a result, any prepayments of royalties are treated as deferred revenue, which is recognized as revenue as the royalty reports are received, usually quarterly. The primary reason for the increase in deferred

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revenue from December 31, 2004 to December 31, 2005 is the effect of purchase accounting associated with the Company’s acquisition from Agfa in November 2004. Specifically $4.6 million of deferred revenue on the closing balance sheet of the predecessor entity at the acquisition date was excluded from the opening balance sheet of the successor entity.

In addition, the Company advises the Staff that deferred revenue as reflected in the Company’s balance sheet from time to time is by its nature subject to significant fluctuation based on the amount and timing of prepayments received. For example, the deferred revenue at December 31, 2005 included a balance for one customer in the amount of approximately $4.5 million that had no balance at December 31, 2004 or at December 31, 2006.

The Company notes that the Registration Statement has been revised to include the balance sheet as of December 31, 2006 and to remove the balance sheet as of December 31, 2004, and advises the Staff that the deferred revenue balance decreased by $2.2 million from December 31, 2005 to December 31, 2006. This decrease is attributable to the $4.5 million balance for the customer referenced above at December 31, 2005 that had no prepaid royalties as of December 31, 2006. The decrease due to this customer was partially offset by increases due to the timing and amount of prepayments received from various other customers during 2006.

The Company advises the Staff that the discussion in Note 2 of the Financial Statements on page F-12 of the Registration Statement has been revised in response to the Staff’s comment.

Recently Issued Accounting Pronouncements, page F-18

40. Explain what factors you considered when evaluating how recently issued accounting standards will impact your financial condition. Refer to SAB Topic 11M, Questions 1 and 2. In addition, financial statements included in registration statements declared effective after November 15, 2006 are subject to the guidance in SAB 108. Refer to footnote 6 of SAB 108. Please tell us whether the application of SAB 108 is expected to have a material impact to the financial statements included in your registration statement and revise your disclosures as appropriate.

RESPONSE: The Company advises the Staff that its preliminary evaluations of each of the recently issued accounting pronouncements disclosed in the Registration Statement are in various stages of completion, and that the disclosures present the information to the extent it is known.

The Company is in the process of evaluating the impact of FIN 48 and has determined that, at this time, it does not believe FIN 48 will have a material effect on the Company’s financial statements. The Company has considered its existing tax positions in light of the minimum recognition thresholds they are required to meet before being recognized in the financial statements as prescribed by FIN 48. The Company believes that its contingent tax reserves are adequately stated in conformity with FAS 109 and FIN 48. In response to the Staff’s comments the Company has revised its disclosure on page 55 and in Note 2 of the Financial Statements on page F-18 of the Registration Statement.

The Company is currently evaluating SFAS No. 157 and the potential impact on the Company’s financial statements is not yet known. However, in response to the Staff’s comment the Company has revised its disclosure at Note 2 of the Financial Statements on page F-18 of the Registration Statement.

The Company had preliminarily concluded that since SFAS No. 158 requires the impact of recognizing the funded status of its defined benefit pension plan through comprehensive income, it would not have a material impact on its results of operations. At the time of the filing,

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the Company had expected that, due to the unfunded status and magnitude of the pension liability to its balance sheet, adoption of this standard would result in a significant increase in its pension liability. Since that filing, the Company received the year end actuarial reports and have implemented SFAS No. 158. The Company advises the Staff that the Registration Statement has been revised to reflect adoption of the standard.

The Company has added disclosure concerning SFAS No. 159 since the original filing, noting that it is currently in the process of evaluating the impact on the Company’s financial statements.

The Company adopted SAB 108 for the year ended December 31, 2006. Adoption of SAB 108 did not result in either a restatement of the Company’s prior year financial statements or a cumulative adjustment.

Note 3. Business Acquisitions, pages F-19 – F-22

41. We note numerous references to valuations prepared by independent third-party appraisal firms on which you based your purchase price allocations for the Linotype, China Type Design and Agfa Monotype acquisitions. If you choose to refer to such third party valuations you should also identify the relevant parties and include the required consents in accordance with Section 436(b) of Regulation C. Alternatively, revise to exclude such references.

RESPONSE: The Company advises the Staff that pages F-19-F-22 have been revised to exclude references to independent third-party appraisal firms in response to the Staff’s comment.

Note 4. Goodwill and Intangible Assets, page F-23

42. Tell us more about the IP license included in your intangible assets table that is valued at $5.6 million as of September 30, 2006. Confirm if this intangible asset is the trademark acquired as part of the Linotype purchase on August 1, 2006. If so, tell us why you have not included it within the “trademark” line item of your intangible assets table. Revise accordingly.

RESPONSE: The Company advises the Staff that the line item description was erroneously labeled in the Registration Statement and it does not represent an intellectual property license but rather trademarks. Accordingly, the Company advises the Staff that this line item has been deleted and the corresponding amounts have been added to the line labeled “trademarks” in response to the Staff’s comment.

43. With regard to the estimated useful lives assigned to your various, intangible assets, describe, in detail, the methods used to initially value these assets and explain your basis for selecting each method. For each type of intangible asset, support your conclusion as to the estimated useful lives by providing us with a detailed analysis that considers all of the relevant facts and circumstances, as well as your consideration of each of the factors set forth in paragraph 11 of SFAS 142. Further explain how you concluded that the acquired trademarks,

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domain names, and IP license have indefinite useful lives, including how you determined that no legal, regulatory, contractual, competitive, economic, or other factors could limit the useful lives of each of these assets.

RESPONSE: The detailed methods for each intangible asset described below were based upon the characteristics of each asset.

The fair value of the trademarks, domain names and technology related intangible assets was estimated based on application of the income approach, specifically the relief from royalty method. The relief from royalty method is based upon the estimated savings realized from owning an intangible asset instead of paying an arm’s length rent or royalty for use of the asset. The royalty rates were based on industry comparables and management’s estimates, which are based in part on the rates the Company is charged to license similar technologies. These rates, together with historical sales data and the Company’s future revenue projections, were used to determine the fair value of these assets as of the acquisition dates. The cash flows were then discounted, summed over the projection period and a tax amortization benefit added to arrive at the fair value of the asset.

The customer relationships were valued using an income approach, specifically the multi-period excess earnings method, which is an income-based approach that isolates the Company’s cash flows specific to an asset in order to determine the fair value. In applying this methodology to isolate the fair value attributable to the customer relationships, the future revenues and expenses related to servicing existing customers were estimated and then a capital charge was deducted for all other tangible and intangible assets that were utilized in generating the cash flows. This resulted in the excess cash flow generated by the customer relationships. These cash flows were then discounted to the present using a discount rate consistent with the risk associated with the asset, considering the likelihood of the particular asset generating the projected level of residual cash flows. The discounted cash flows were then summed and increased by the tax amortization benefit to arrive at the fair value of the asset.

The non-compete agreements were valued based upon an income approach, specifically the comparative business valuation method. This method compares the earnings capacity or net cash flows of the subject company both with and without the most likely level of competition from the employees with whom the Company entered the non-compete agreement. The prospective net cash flows of the business were projected both with the non-compete agreements in place and without the non-compete agreements in place. The two sets of net cash flows were used to derive estimated values of the business under both scenarios. The incremental difference in the two estimated values measures the most likely level of economic damage that the covered employees could cause if allowed to compete against the Company in the markets covered by the non-compete agreements. The cash flows over the period were then discounted, summed over the projection period and increased by a tax amortization benefit to arrive at the fair value of the asset.

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The Company advises the Staff that the estimated lives for each intangible asset were based on the following:

Technology

The estimated life for this asset was 12 to 15 years. The following factors were considered:

•

This intangible asset represents patented and unpatented technology and software that enables the Company to deliver fonts to end users. Much of this technology is embedded in traditional laser printers and is not subject to rapid technological change. The Company also has a portfolio of compression technologies, which may require expenditures or technological advancements to maintain their value. However, the core compression technologies are expected to be used in the display imaging market for the next 12 to 15 years.

•	Projected cash flows are expected over the estimated life of the asset, 12 to 15 years.
•	The amount and duration of the undiscounted expected cash flows were utilized in determining the length of economic benefits and useful life.
•	There were no other legal, regulatory, obsolescence, competitive factors or other asset groups that may limit or effect the estimated life of the asset.

Customer Relationships

The estimated life for this intangible asset was 10 to 15 years. The following factors were considered:

•	The Company is expected to directly generate revenue from their customers during the estimated life of the asset.
•	Projected cash flows are expected over the estimated life of the asset, 10 to 15 years.
•	In addition, the Company considered the amount and duration of the undiscounted expected cash flows in determining the length of economics and useful life.
•	The majority of acquired customers have had pre-existing relationship for many years.
•	The average retention rate of the customer relationships was approximately 92% annually for Linotype and 90% annually for each of the Company and China Type Design.
•

The expected life of the underlying technology and fonts of 12 to 15 years will influence the useful life of the customer relationships as their buying patterns may be dependent on the Company’s technology.

•	There were no other legal, regulatory, obsolescence, competitive factors or other asset groups that may limit or effect the estimated live of the asset.

Non-Compete

The estimated life of the non-compete asset ranged from four to six years, as these are the terms of the agreements in question. In addition, the following factors were considered:

•	The estimated life was based on the period of years of the non-compete agreement.

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•	There were no other legal, regulatory, obsolescence, competitive factors or other asset groups that may limit or affect the estimated life of the asset.

Trademarks and Domain Names

The Company advises the Staff that the acquired trademarks and domain names were determined to be indefinite lived because the Company does not see any competitive, economic, legal or other factors that would otherwise limit the period of time over which these assets will contribute to the cash flow of the Company.

•

The trademarks represent a family of hundreds of fonts and the Company has acquired certain domain names. Over time, this collection of trademarks and domain names is expected to generate cash flows from continued business.

•

The trademarks, many of which have been in existence for decades, are well recognized by market participants and customers and have continued to generate cash flows during the period that the Company has owned them. There may be fluctuation in cash flow from year to year from an individual name but there are no identified competitive or economic factors that have diminished the cash flow generating ability of the family of trademarks over an extended period of time.

•	The family of trademarks and domain names is expected to generate a growing revenue stream for the foreseeable future.
•

Each font is a customized design, which is then identified by its trademark. The trademarks and domain names are the primary, and in some cases, the sole identifier (e.g. Arial, Times News Roman) that results in a purchase from third parties.

•

The use of these trademarks and domain names is an essential component of the Company’s strategy and viability to continue as a going concern and to discontinue or not renew these assets would create significant risks to the Company’s business model.

These economic and competitive factors combined with the nominal renewal costs for these assets resulted in the Company’s decision to assign these assets an indefinite life. Finally, this conclusion was further supported by the Company’s cash flow analysis, which included a terminal value calculation. This evidenced the Company’s expectation of an indefinite stream of cash flows resulting from these assets.

Note 12. Stock Compensation Plan, pages F-31 – F-33

44. Tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

RESPONSE: The Company advises the Staff that it first initiated discussions with the underwriters in September 2006 and that the underwriters first communicated their preliminary estimated price range for the Company common stock in March 2007. The Company will

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supplementally provide the Staff via overnight courier with a preliminary estimate of the initial public offering price range.

45. Provide us the following information in chronological order for stock option grants and other equity related transactions from January 1, 2006 through the date of your response:

•	The nature and type of stock option or other equity related transaction;
•	The date of grant/issuance;
•	Description/name of option or equity holder;
•	The reason for the grant or equity related issuance;
•	The number of options or equity instruments granted or issued;
•	The exercise price or conversion price;
•	The fair value of underlying shares of common stock;
•	The total amount of deferred compensation deferred or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures; and
•	The amount and timing of expense recognition.

Provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

RESPONSE: The Company will supplementally provide the Staff via overnight courier a copy of the requested information regarding option grants and other equity related transactions since January 1, 2006 through the date of this response. The Company advises the Staff that it will provide updated information for all equity related transactions subsequent to the date of this response through the effective date of the Registration Statement.

46. Provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us whether the valuation was contemporaneous or retrospective and what level of assurance the appraiser gave in the fair value assessment.

RESPONSE: The Company advises the Staff that it will supplementally provide the Staff via overnight courier with objective evidence supporting the Company’s determination of the fair value of the underlying shares of common stock at each grant or issue date. The Company advises the Staff that beginning March 31, 2006, the Company obtained contemporaneous valuation reports from a third-party independent valuation firm, which reports the compensation committee of the Company’s Board of Directors reviewed to determine the fair value of the common stock. This third-party valuation firm has not provided the Company with any assurances in the fair value assessment of the Company’s common stock.

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Note 13. Stockholders’ Equity

Convertible Redeemable Preferred Stock, pages F-33 and F-34

47. With regard to the August 2005 recapitalization, we note that all outstanding shares of IHC were exchanged for an equal number of Monotype Imaging Holdings shares and that the liquidation preference of the convertible redeemable preferred shares (CRPS) was reduced by a cash payment of $48.3 million. Tell us how you accounted for this transaction and cite the authoritative accounting literature upon which you relied.

RESPONSE: The Company advises the Staff that the transaction involving the exchange of shares of IHC for shares of the Company was accounted for based on paragraphs D11 and D12 of SFAS No. 141 because the two entities are under common control. The shares of IHC were exchanged for shares of the Company on a one-for-one basis. The relative ownership percentages of the stockholders of IHC and the Company and all rights and terms of the CRPS remained unchanged following the exchange, other than the reduction to the liquidation preference of the CRPS. As a result, the transaction was accounted for in a manner similar to a pooling of interests, and the exchange of shares had no accounting effect. The cash payment of $48.3 million was made to affect a reduction in the liquidation preference of the outstanding CRPS upon the recapitalization, and the CRPS was adjusted to reflect that change.

In response to the Staff’s comment, the Company has revised the disclosures on page F-35 to more fully explain the transaction in the Notes to Consolidated Financial Statements of the Registration Statement.

48. Tell us how you evaluated the conversion features associated with the CRPS to determine whether either feature represented an embedded derivative that met the criteria for bifurcation under SFAS 133 or whether a beneficial conversion feature existed. Provide us with a sufficiently detailed analysis so that we may understand your application of the relevant provisions of SFAS 150, SFAS 133, EITF 00-19, D-98, 98-5, and 00-27, as applicable.

RESPONSE: The Company advises the Staff that it evaluated the conversion features of the CRPS as follows:

•

The Company determined that SFAS 150 does not apply to its convertible redeemable preferred stock because it does not meet the “mandatorily redeemable” requirement as defined in SFAS 150. The CRPS is contingently redeemable at the option of the holder and automatically converts into one share of common stock and one share of redeemable preferred stock (“RPS”) upon a qualified initial public offering. Each of these events is contingent and is not certain of occurrence.

•

The Company concluded that the CRPS conversion feature does not represent an embedded derivative that requires bifurcation pursuant to SFAS 133, paragraph 12(a) because the economic characteristics and risks of the embedded conversion option are clearly and closely related to the economic characteristics and risks of the convertible preferred stock. In this

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regard, the Company has determined that, based on SFAS 133, paragraph 61(l) the Company’s convertible redeemable preferred stock is more akin to an equity instrument as compared to a liability instrument. This determination was made based on the “participating” nature of the instrument and the likeness in rights that the CRPS has to the common stock. The common stock and CRPS have the same general voting rights as each is entitled to one vote for each share held. The CRPS holders are also entitled to share equally in any dividends paid to the common stockholders. In the event of a liquidation event, each share of CRPS has the option to convert into one share of redeemable preferred stock and one share of common stock and the holders would participate equally in the distribution of the remaining assets of the Company after the redemption value for the redeemable shares and all liabilities were paid.

•

The Company also considered the guidance in EITF 00-19, in order to determine whether the conversion feature in its CRPS represents an embedded derivative that should be accounted for separately. The Company has concluded that paragraphs 12-32 of EITF 00-19 do not apply because the CRPS provides the holder with an option to convert into a fixed number of shares (or an equivalent amount of cash at the discretion of the issuer) upon the election by the holders of no less than 2/3 of the outstanding CRPS or the consummation of an initial public offering. Accordingly, the ability to exercise the option is based on the passage of time or a contingent event. For these reasons, the embedded derivative would not be bifurcated from the CRPS under EITF 00-19.

•

EITF 98-5 and EITF 00-27 state that a conversion feature should be measured at the commitment date and provides specific guidance on the valuation of this beneficial conversion feature and the separation of the convertible security and the beneficial conversion feature that is in-the-money. The Company has determined that a beneficial conversion feature did not exist as the CRPS was not “in-the-money” on the date of issuance, since the price paid for the CRPS was equivalent to the fair market value of the common shares plus the fair market value of the RPS, which is what the holders would receive upon a conversion of the CRPS.

•

The Company advises the Staff that in accordance with EITF Topic D-98, it has classified the CRPS as temporary equity and included it in the mezzanine area of the Company’s balance sheet, as the redemption feature is not within the control of the Company.

49. We note that the redemption price of the CRPS is defined as “the greater of $1.74, plus any declared but unpaid dividends, and the fair market value of the shares.” Confirm that “the shares” refers to the CRPS. Tell us how you determined the fair market value of the shares for calculating the redemption price.

RESPONSE: The Company advises the Staff that “the shares” refers to the CRPS and in response to the Staff’s comment the Company has revised page F-35 of the Registration Statement to clarify the disclosure. For purposes of determining the fair market value for calculating the redemption value of the CRPS, the Company assumed that the CRPS would first be converted into one share of common stock and one share of RPS,

Mark P. Shuman

April 13, 2007

pursuant to the terms of conversion as disclosed on page F-36. Accordingly, the fair market value of the CRPS was determined by adding the fair market value of the Company’s common stock and $1.653, the redemption price of the RPS.

Note 16. Net income (loss) per share data, page F-39

50. Revise to include a vertical line between Predecessor and Successor columns.

RESPONSE: The Company advises the Staff that page F-41 of the Registration Statement has been revised in response to the Staff’s comment.

51. Tell us how you calculated the “dividends on redeemable preferred stock” included in the computation of diluted net income (loss) available for shareholders.

RESPONSE: The Company advises the Staff that the dividends on the RPS were computed in periods when the Company had net income by treating the CRPS as converted and multiplying the number of weighted average shares outstanding by the redemption price per share and then applying the 2% annual dividend pursuant to the terms of the RPS as set forth in the Company’s Certificate of Incorporation.

Example: FY2005

5,837,277	weighted average shares outstanding
$1.653	redemption price

$9,649,019
2%	annual dividend

$ 192,980

In periods when the Company had net losses, the CRPS is not treated as though converted, as it would be anti-dilutive. Therefore, no dividend is computed for purposes of calculating EPS.

52. We note your use of the phrase “[w]eighted-average number of common shares used in computing basic net income (loss) per common share” within your Diluted EPS presentation. It appears that you should be referring to diluted instead of basic. Revise as appropriate.

RESPONSE: The Company advises the Staff that page F-41 of the Registration Statement has been revised in response to the Staff’s comment.

Mark P. Shuman

April 13, 2007

Financial Statements of Linotype GMBH

Linotype GMBH Statements of Income

53. We note that you include product revenue and service revenue in a single line item in your statements of operations (i.e. license fees, royalties, font licenses, custom font development). We also note similar presentation of cost of revenue. Tell us how you considered presenting separate line items for revenue earned from the sale of products and services, as well as cost of revenue, in your consolidated statements of operations. Refer to Rule 5-3(b)(1) and (2) of Regulation S-X.

RESPONSE: The Company advises the Staff that product revenue and service revenue have been included in a single line item in Linotype’s statements of operations, as has cost of products and service revenue, because in no period presented has service revenue exceeded 10% of gross revenue.

54. Your disclosures suggest that you recognize revenue from resales of third-party developer fonts on a gross basis. Tell us how you determined that gross presentation is appropriate by describing your consideration of the indicators set forth in paragraphs 7 – 17 of EITF 99-19.

RESPONSE: The Company advises the Staff that based on its assessment of all of the indicators set forth in paragraphs 7 through 17 of EITF 99-19, Linotype recognizes revenue from sales of fonts owned by third parties on a gross basis. Specifically, for all of Linotype’s sales, Linotype has full discretion in setting its own product sales prices, is solely responsible for fulfillment, including acceptability of the product(s) ordered or purchased by its customers. Further, Linotype, rather than its suppliers, fully assumes all credit risks for all of its sales, which indicates that Linotype is not an agent of the supplier. Therefore, the Company believes Linotype appropriately records revenue from sales of fonts owned by third parties on a gross basis.

55. We note that Linotype enters into customized font license agreements, designing or customizing fonts for individual customers. Tell us more about the nature, extent and complexity of these services and how you considered paragraph 7 of SOP 97-2 in determining your accounting policies related to such services.

RESPONSE: The Company advises the Staff that custom font design service revenue comprises less than 3% of Linotype’s annual revenues. Linotype’s custom font design services usually involve the modification of an existing design, and occasionally the creation of a new font design, with projects ranging in duration from one to twelve months. Linotype evaluates each such contract individually, based on all of the terms of the contract, including the duration of the project, the acceptance criteria, the milestone to be met and the schedule of delivery. Linotype recognizes such revenue under the completed contract method, in light of the short-term nature of the vast majority of the projects. Where such contracts include custom font

Mark P. Shuman

April 13, 2007

design services and license fees, no revenue would be recognized prior to delivery and acceptance (as applicable based upon the terms of the contracts) of the customized software.

56. We note that you recognize revenue under multiple-element arrangements in which fonts are licensed in combination with support, maintenance and other services ratably over the term of the agreement as vendor-specific objective evidence of fair value does not exist for all of the undelivered elements under the arrangements. Identify the undelivered elements for which VSOE have not been established and whether you lack VSOE for more than one undelivered element. Also tell us about the timing of delivery for the undelivered elements, and how your accounting complies with the requirements of paragraph 12 of SOP 97-2. Quantify the significance of such arrangements to total revenue for each period presented.

RESPONSE: The Company advises the Staff that, with the exception of one specific arrangement described below, Linotype’s arrangements do not include multiple elements. The Company further advises the Staff that Linotype generally provides no PCS other than telephone support, which, based on paragraph 59 of SOP 97-2, does not require consideration as a separate deliverable because the estimated cost of providing this service is insignificant and it is provided within the first year following shipment of the software. During the year ended March 31, 2006, Linotype entered into one arrangement that included one undelivered element (PCS) in addition to the software. The total revenue from this contract was €171,000 with recognition of €25,000, or approximately 0.2% of total revenue, for the year ended March 31, 2006, leaving the remaining €146,000 to be recognized over the remaining term of the PCS. As the sole instance of a multiple-element arrangement, the Company concluded that the criteria for VSOE could not be met. Accordingly, the elements were not separated, and the revenue from this arrangement was deferred and recognized over the term of the PCS. In response to the Staff’s comment, the Company has revised the disclosure on page F-51 to more accurately reflect the nature of its deferred revenue.

*            *            *

The Company hereby requests confidential treatment of the above indicated sections of this letter pursuant to the provisions of Rule 83 of the Commission’s Rules Concerning Information and Requests (“Rule 83”). More specifically, the Company requests that the Staff not disclose that portion of this letter, as indicated by [Confidential Treatment Requested by Monotype Imaging Holdings Inc.], or any memoranda, notes, correspondence or other writings made by the Staff relating to that portion of this letter or to any telephone call or meeting with respect thereto, or any copies or extracts of any of the foregoing, in response to any request under the Freedom of Information Act (“FOIA”), 5 U.S.C. §522. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to FOIA or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. All notices, orders and requests for substantiation of this confidential treatment request should be directed to the undersigned at Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109.

Mark P. Shuman

April 13, 2007

If you require additional information regarding this letter, please telephone either Jocelyn Arel at (617) 570-1067 or the undersigned at (617) 570-1761.

Sincerely,

/s/ Lizette M. Pérez-Deisboeck
Lizette M. Pérez-Deisboeck

cc:

Douglas J. Shaw, Monotype Imaging Holdings Inc.

Jacqueline D. Arthur, Monotype Imaging Holdings Inc.

Janet M. Dunlap, Esq., Monotype Imaging Holdings Inc.

Jeffrey C. Hadden, Esq., Goodwin Procter LLP

Jocelyn M. Arel, Esq., Goodwin Procter LLP

Martin A. Wellington, Esq., Davis Polk & Wardwell